May 14, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief

Ms. Lynn A. Dicker
Staff Accountant

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Twin Disc, Inc. Form 10-K for the fiscal year ended June 30, 2009
Filed September 11, 2009
File No. 001-07635

Dear Mr. Vaughn and Ms. Dicker:

The following letter is in response to your letter to me dated April 30, 2010 related to the Commission's review of Twin Disc, Inc.'s Form 10-K for the Fiscal Year Ended June 30, 2009. For clarity, I have restated the Commission's remaining comment below, followed by the Company's response.

1.
We note your response to prior comment 1.  With respect to the first paragraph of your response, we note the fact that you did not retain a compensation consultant is not dispositive of whether you engaged in benchmarking.  With respect to the conclusions set forth in the final two paragraphs of your response, we do not agree that (i) the names of constituent peer group companies are immaterial to investors and (ii) regression analysis mitigates the value of this information to investors.  Lastly, we note that the representation in the second-to-last sentence of the third paragraph of your response is inconsistent with your disclosure obligations under Item 402 of Regulation S-K.  Therefore, we reissue the final two sentences of our prior comment.

Company Response:

The Company agrees that the fact that it did not retain a compensation consultant is not dispositive of whether it engaged in benchmarking.  In future filings, if the Company has used compensation data about other companies (including data derived from broad-based third-party surveys) as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision regarding total compensation or any element of compensation, it will disclose the benchmark and will identify component companies used in establishing the benchmark.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or further comments regarding the foregoing, please feel free to contact me at (262) 638-4343.

Sincerely,
/s/ CHRISTOPHER J. EPERJESY
Christopher J. Eperjesy
Vice President — Finance, Chief Financial Officer & Treasurer

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